Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Extension of Macau Gaming

Subconcession to December 31, 2022

Macau, Thursday, June 23, 2022 - Melco Resorts & Entertainment Limited (Nasdaq: MLCO), a developer, owner and operator of integrated resort facilities in Asia and Europe, today announces that on June 23, 2022, Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of the Company, and Wynn Resorts (Macau) Limited (“Wynn Resorts Macau”) entered into an Amendment Agreement to the Subconcession Contract pursuant to which the gaming subconcession of Melco Resorts Macau, which is due to expire on June 26, 2022, was extended to December 31, 2022 (the “Extension Agreement”), which coincides with the extended expiration date of all the other concessions and subconcessions.

Melco Resorts Macau will pay the Macau government MOP47 million (equivalent to approximately US$5.8 million) upon signing of the Extension Agreement as premium for such extension.

Melco Resorts Macau will also submit a bank guarantee in an amount of not less than MOP820 million (equivalent to approximately US$101.4 million) to the Macau government within three months from the date of signing of the Extension Agreement to guarantee the satisfaction of any labor liabilities upon expiry of the subconcession. The Macau government may require an increase in the amount of such guarantee, depending on the actual number of employees employed by Melco Resorts Macau.

Under the Extension Agreement and in accordance with current applicable Macau law, Melco Resorts Macau also acknowledges that the gaming areas, gaming support areas and the gaming equipment of Altira Casino, City of Dreams Casino and Studio City Casino, as agreed with the Macau government, will revert to the Macau SAR, without compensation and free and clear from any charges or encumbrances at the expiration of the subconcession. In addition, on June 23, 2022, Melco Resorts Macau and each of Altira Resorts Limited, COD Resorts Limited and Studio City Developments Limited, the subsidiaries of the Company holding the land lease rights for the properties on which Altira Casino, City of Dreams Casino and Studio City Casino (the “Land Concessionaires”) are located, respectively, executed an undertaking in favor of the Macau government pursuant to which Melco Resorts Macau and the respective Land Concessionaire committed to sign the documents required by the Macau government so that the Altira Casino, City of Dreams Casino and Studio City Casino revert to the Macau SAR in accordance with law. The final terms of such reversion are subject to the execution of a reversion deed or similar instrument in favor of the Macau government. Melco Resorts Macau and Studio City Entertainment Limited have also amended the agreement under which Melco Resorts Macau operates the Studio City Casino to align such agreement with the newly enacted amendments to the gaming law in Macau. In addition, certain conditions imposed by the Macau government relating to the previously existing agreement, including in relation to shareholding requirements for certain direct and indirect shareholders of Studio City Entertainment Limited, are no longer applicable.

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

“We are pleased to see a formal extension of our subconcession and appreciate the Macau government’s efforts to ensure a coordinated process. We believe the actions today set a clear pathway towards a smooth transition ahead of the tender for the new concessions. We are committed to participating in the upcoming tender and remain aligned with the Macau government’s vision to further the development of Macau and its economy.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government and our ability to obtain a new concession under the public tender to be conducted by the Macau government and the terms and conditions of a new concession, if we are granted one, (iii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

3